UMH PROPERTIES, INC.

Juniper Business Plaza

3499 Route 9 North, Suite 3-C

Freehold, NJ  07728

(732) 577-9997

Fax:  (732) 577-9980

December 3, 2012

Mr. Isaac Esquivel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Esquivel:

We are writing in response to your letter dated November 21, 2012 with respect to the Company’s Form 10-K for the period ended December 31, 2011, filed March 16, 2012, and Form 10-Q for the period ended June 30, 2012 filed August 8, 2012, File No. 001-12690.  Our response to your comment is as follows:

Form 10-Q for the Period Ended June 30, 2012

Note 3 – Investment Property and Equipment, page 12

1.

Your response to prior comment 4 from our letter dated November 5, 2012, indicates that the bonus payment received is an incentive to sign the lease, but that it is not part of the lease and that you have no further obligation relating to the payment. Please clarify to us how you determined that the incentive is not part of the lease for accounting purposes and that paragraphs 6 and 7 of ASC 840-20-25 do not apply by analogy.

RESPONSE:

Many oil and gas companies compete for the opportunity to drill for oil and gas.  Successful bidders pay an upfront purchase price (“bonus payment”).  In this case, the upfront payment was $499,471.  This amount is not refundable and has been earned since the Company has no further obligation relating to it.  In addition to this upfront bonus payment, the Company entered into an agreement (“Lease”) whereby the oil and gas company may remove the oil and gas from the property, provided that it pays the Company a fee (‘royalty”) based on the amount of the oil and gas removed.  Since this fee is contingent and cannot be estimated, it will not be earned unless and until oil and gas is produced.  This fee is entirely distinct from the bonus payment.  Although the terminology used in the agreement was “Lease”, the agreement was not a lease for accounting purposes.  ASC 840.20.20 defines a Lease as “an agreement conveying the right to use property, plant, or equipment (land and/or depreciable assets)”.  The agreement in question did not convey the right to use the property.  It is analogous to the sale of the oil and gas underlying the property.  There are no rental payments to be made.  Therefore paragraphs 6 and 7 of ASC 840-20-25 do not apply by analogy.  Whether or not

A NYSE Company: Symbol – UMH

since 1968

oil and gas is produced, the entire bonus payment that the Company received is not refundable and the Company has no further obligation relating to this payment.  The payment has been realized and earned.  We will more clearly describe this transaction in future filings.

Management acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact me at 732-577-4033.

Very truly yours,

/s/ ANNA T. CHEW
ANNA T. CHEW
Vice President and Chief Financial Officer

cc:	Jonathan Wiggins SEC Division of Corporation Finance Henry Freire PKF O’Connor Davies

A NYSE Company: Symbol – UMH

since 1968